UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHAMBERS STREET PROPERTIES

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

157842-105

(CUSIP Number of Class of Securities)

Jack A. Cuneo

President and Chief Executive Officer

Chambers Street Properties

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

(609) 683-4900

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Jason D. Myers

Ivan Presant

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A

Form or Registration No:	N/A	Date Filed	N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached as Exhibit 99.1 and incorporated herein by reference is a transcript of an interview by The Street of Jack Cuneo, Chief Executive Officer of Chambers Street Properties (the “Company”) posted on the Company’s website on May 10, 2013.

Important Information

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender common shares of beneficial interest, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to shareholders and file with the SEC upon commencement of the tender offer. Shareholders are urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at http://www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the tender offer. In addition, shareholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at http://www.chambersstreet.com or by directing a request to Mr. Martin A. Reid, Chambers Street Properties, 47 Hulfish Street, Suite 210, Princeton, NJ 08542 or (609) 683-4900.

Exhibit Number	Description

99.1	Transcript of an interview by The Street of Jack Cuneo, Chief Executive Officer of Chambers Street Properties posted on the Company’s website on May 10, 2013.